

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 8, 2017

Via E-mail
James Daniel Westcott
Chief Financial Officer
Legacy Reserves LP
303 W. Wall Street, Suite 1800
Midland, Texas 79701

     Re: Legacy Reserves LP
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed February 26, 2016
              File No. 1-33249

Dear Mr. Westcott:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources